ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

RECEIVED
2004 SEP 20 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 September 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA



Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pw K. Callaghan

Andrew Geddes
Corporate Communications

encls

PROCESSED
SEP 22 2004
THOMSON FINANCIAL

dlw 9/20

ventracor

asx announcement

## 'Artificial Heart' Global Trial Underway

**Sydney, 13 September 2004:** Ventracor Limited (ASX:VCR) today announced the formal start of a global trial of its VentrAssist™ 'artificial heart'.

Ventracor Chief Executive Officer, Colin Sutton PhD, said the start of the trial marked a significant and critical step forward in the rapid commercialisation of the VentrAssist™ left ventricular assist device (LVAS).

In Australia, the CE Mark Trial began with an implant at Royal Perth Hospital in Western Australia. Principal medical investigator at Royal Perth, Dr Robert Larbalestier led the surgical team. The patient is reported to be in a stable condition after a five hour operation.

Dr Robert Larbalestier said: "The world will be looking at the outcomes to see what this technology can do. This is a great step forward in establishing an Australian technology that will lead the world in ventricular assist device therapy. It is great for Royal Perth Hospital to be established, along with The Alfred in Melbourne, as a leader in this technology in Australia."

Dr Sutton said the CE Mark trial aimed to gain approval for sales of the VentrAssist™ in the key market of Europe.

"The trial protocol will allow the greatest number of suitable patients to be recruited in the shortest possible time despite national differences in medical practice", Dr Sutton said.

He added the global trial would include 30 patients suffering congestive heart failure being implanted with the VentrAssist™ at hospitals in Britain, New Zealand and Australia.

"We anticipate other leading cardiac transplant centres in Sydney, Brisbane, Melbourne, New Zealand and Britain will participate in the CE Mark Trial in coming weeks.

"Ventracor aims to apply for approval for sale of the device in Europe by end of next year. Traditionally, the regulatory path in Europe is faster, simpler and allows for broader application of the device", Dr Sutton said.

*For more information, please contact:*

*Colin Sutton PhD*
*Chief Executive Officer*
*Ventracor Limited*
*02 9406 3100*

*Andrew Geddes*
*Manager, Investor Relations*
*Ventracor Limited*
*02 9406 3086*